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SEC FILE NUMBER 000-27596
CUSIP NUMBER 206016107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):        ☒  Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form N-SAR    ☐Form N-CSR

For Period Ended: December 31, 2004
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Full Name of Registrant:

 Conceptus, Inc.

Former Name, if Applicable:

Address of Principal Executive Office (Street and Number):

 1021 Howard Avenue

City, State and Zip Code:

 San Carlos, CA 94070

PART II—RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has experienced delays in completing management's assessment of the effectiveness of the registrant's internal controls over financial reporting, as required under Section 404 of the Sarbanes Oxley Act of 2002. These delays have also caused delays in completing the preparation of the registrant's financial statements for the year ended December 31, 2004. As a result of the complex nature of the new requirements under Section 404, the registrant is unable to complete and file the 2004 Annual Report by the prescribed filing date without unreasonable effort and expense. The registrant continues to dedicate significant resources to the preparation of the financial statements, internal control testing and reporting, and the 2004 Annual Report. The registrant currently anticipates filing the 2004 Annual Report on or before the extended deadline of March 31, 2005.

PART IV—OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification
Mark M. Sieczkarek (Name)	650 (Area Code)	628-4700 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☒  Yes        ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes        ☐  No

        On March 14, 2005, the registrant publicly disseminated a press release announcing certain financial results for the three and twelve months ended December 31, 2004. The registrant's press release dated March 14, 2005 was filed with the Securities and Exchange Commission on March 14, 2005, and is incorporated herein by reference.

CONCEPTUS, INC. (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:	/s/ GREGORY E. LICHTWARDT Gregory E. Lichtwardt Executive Vice President, Treasurer and Chief Financial Officer

Dated: March 16, 2005

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  PART I—REGISTRANT INFORMATION
  PART II—RULES 12b-25(b) AND (c)
  PART III—NARRATIVE
  PART IV—OTHER INFORMATION